UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                                                                                                                                                 Commission File No. 000-50962

Atlantic Coast Federal Corporation
(Exact name of registrant as specified in its charter)

505 Haines Avenue Waycross, Georgia 31501   (800) 342-2824
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.01
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Atlantic Coast Federal Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: February 3, 2011	By:	/s/ G. Thomas Frankland
G. Thomas Frankland
Interim President and Chief Executive Officer